March 6, 2020

Michael D. Porcelain
Senior Vice President and Chief Operating Officer
Comtech Telecommunications Corp./DE/
68 South Service Road, Suite 230
Melville, NY 11747

       Re: Comtech Telecommunications Corp./DE
           Registration Statement on Form S-4
           Filed March 2, 2020
           File No. 333-236840

Dear Mr. Porcelain:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing